AA Vf 3-12-02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8- 52975

RECEIVED MAR 0 4 2002 340

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Woodruff-Sawyer Retirement Plan Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Bush Street, Floor 7
(No. and Street)

San Francisco (City) California (State) 94104 (Zip Code)

RECD S.E.C. MAR 0 4 2002 535

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Sladky (415) 399-6335
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr, Pilger & Mayer
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 21 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mike Sladky, ~~swear~~ (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Woodruff-Sawyer Retirement Plan Services, Inc., as of February 26, 2002, are true and correct. I further ~~swear~~ (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Michael Sladky
Signature

Principal
Title

David A Knight
Notary Public
2/26/02

DAVID A. KNIGHT
COMM. #1312521
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires July 8, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOODRUFF-SAWYER RETIREMENT PLAN SERVICES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

for the year ended December 31, 2001

WOODRUFF-SAWYER RETIREMENT PLAN SERVICES, INC.

CONTENTS

BPM®
BURR, PILGER & MAYER LLP
Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Woodruff-Sawyer Retirement Plan Services, Inc.
San Francisco, California

We have audited the accompanying statement of financial condition of Woodruff-Sawyer Retirement Plan Services, Inc. (the Company) as of December 31, 2001 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woodruff-Sawyer Retirement Plan Services, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III for the year ended December 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Burr, Pilger & Mayer LLP

San Francisco, California
February 11, 2002

WOODRUFF-SAWYER RETIREMENT PLAN SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash	$ 38,835
Accounts receivable	3,263
Total assets	$ 42,098

LIABILITIES AND STOCKHOLDERS' EQUITY

Due to parent company	$ 28,500
Total liabilities	28,500
Stockholders' equity:	
Common stock, no par value, 100,000 shares authorized, 10,000 issued and outstanding	10,000
Retained earnings	3,598
Total stockholders' equity	13,598
Total liabilities and stockholders' equity	$ 42,098

The accompanying notes are an integral part of these financial statements.

WOODRUFF-SAWYER RETIREMENT PLAN SERVICES, INC.
STATEMENT OF INCOME
for the year ended December 31, 2001

Revenue–commissions	$ 32,311
Total revenue	32,311
Expenses:	
Management fees to parent company	28,500
Bank charges	90
Total expenses	28,590
Net income	$ 3,721

The accompanying notes are an integral part of these financial statements.

WOODRUFF-SAWYER RETIREMENT PLAN SERVICES, INC.
STATEMENT OF CASH FLOWS
for the year ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 3,721
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accounts receivable	(3,263)
Increase in payables–due to parent company	28,500
Net cash provided by operating activities	28,958
Net increase in cash	28,958
Cash, beginning of year	9,877
Cash, end of year	$ 38,835

The accompanying notes are an integral part of these financial statements.

WOODRUFF-SAWYER RETIREMENT PLAN SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the year ended December 31, 2001

	Common Stock	Retained Earnings	Total Stock-holders' Equity
Balances, January 1, 2001	$ 10,000	$ (123)	$ 9,877
Net income, 2001	-	3,721	3,721
Balances, December 31, 2001	$ 10,000	$ 3,598	$ 13,598

The accompanying notes are an integral part of these financial statements.

1. Operations

Woodruff-Sawyer Retirement Plan Services, Inc. (the Company) is a wholly owned subsidiary of Woodruff-Sawyer & Co. The Company's products and services are focused on the employer-sponsored defined contribution retirement plan market. The Company provides plan design, compliance guidance, employee communication/investment education programs, investment consulting, funding alternatives/attribution analysis, and plan sponsor fiduciary due diligence reporting. The target market tends to be in the small- to medium-size plans, with plan assets in the range of $1 million to $50 million. The Company's fees are either commission-based or billed directly to the client.

2. Summary of Significant Accounting Policies

Revenue Recognition

Commissions earned are recognized on a trade-date basis.

Income Taxes

The Company is included in the consolidated income tax return of its parent. Therefore, no provision or liability for income taxes has been included in these financial statements. The effect of this transaction is insignificant for the year ended December 31, 2001.

Accounts Receivable

In the opinion of management, no allowance for uncollectible accounts is necessary at December 31, 2001.

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Concentration of Revenue

The Company operates primarily in the Northern California region. One client represents 78% of the Company's total revenue for the year ended December 31, 2001.

Continued

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $13,598, which was $8,598 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 2.1 to 1.

Supplementary Information

SCHEDULE I

WOODRUFF-SAWYER RETIREMENT PLAN SERVICES, INC.

COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL REQUIREMENT

December 31, 2001

Computation of net capital:		
Total stockholders' equity		$13,598
Deductions and/or charges		-
Nonallowable assets		-
Net capital		13,598
Computation of basic net capital requirement:		
Total aggregate indebtedness	$ 28,500	
Minimum net capital required (greater of 6-2/3% of total aggregate indebtedness or $5,000)	$ 5,000	
Net capital requirements		5,000
Excess net capital		$ 8,598
Excess net capital at 1,000 percent: Net capital less 10% of total aggregate indebtedness		$10,748
Ratio: Aggregate indebtedness to net capital		2.1 to 1

SCHEDULE I
Continued

WOODRUFF-SAWYER RETIREMENT PLAN SERVICES, INC.

COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL REQUIREMENT

December 31, 2001

Reconciliation of the Computation of Net Capital Pursuant to Rule 17a-5(d)(4)

Net capital as reported in the Company's Part II (unaudited) FOCUS Report	$ 10,335
Audit adjustments	3,263
Net capital herein	$ 13,598

SCHEDULE II
SCHEDULE III

WOODRUFF-SAWYER RETIREMENT PLAN SERVICES, INC.
STATEMENT REGARDING RULE 15C3-3
December 31, 2001

SCHEDULE II

Determination of the Reserve Requirements

Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 has not been prepared because the exemption under Reg. Section 240.15c3-3(k)(2)(ii) is met.

SCHEDULE III

A Supplemental Report and Information Relating to Possession or Control Requirements

A Supplemental Report pursuant to Rule 17a-5(d)(4) and the Information Relating to Possession or Control Requirements under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k)(2)(iii), respectively.

Additional Report

BPM®

BURR, PILGER & MAYER LLP
Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Woodruff-Sawyer Retirement Plan Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Woodruff-Sawyer Retirement Plan Services, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

600 CALIFORNIA STREET, SUITE 1300 ■ SAN FRANCISCO, CA 94108 ■ TEL: 415 421-5757 ■ FAX: 415 288-6288 ■ WWW.BPMLLP.COM

MEMBER OF CPA ASSOCIATES INTERNATIONAL, INC.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

San Francisco, California
February 11, 2002

SAN FRANCISCO

600 CALIFORNIA STREET, SUITE 1300
SAN FRANCISCO, CA 94108
TEL: 415 421-5757
FAX: 415 288-6288

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PALO ALTO

261 HAMILTON AVENUE, SUITE 203
PALO ALTO, CA 94301
TEL: 650 329-0720
FAX: 650 329-8161

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WWW.BPMLLP.COM